Exhibit 21.1

SUBSIDIARIES OF AMPLIFY ENERGY CORP.

Name	Jurisdiction
Amplify Energy Holdings LLC	Delaware
Amplify Acquisitionco LLC	Delaware
Amplify Energy Services LLC	Delaware
Amplify Energy Operating LLC	Delaware
Magnify Energy Services LLC	Delaware
Amplify Oklahoma Operating LLC (f/k/a Midstates Petroleum Company LLC)	Delaware
Amplify Royalties LLC	Delaware
Beta Operating Company, LLC	Delaware
San Pedro Bay Pipeline Company	California